Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
 of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

Amsterdam, 21 May 2007

Dear reader,

In recent weeks ABN AMRO has been thrust into the spotlight amid speculation about the bank’s future and the potential sale or merger of the ABN AMRO Group. I’d like to take this opportunity to update you on the recent developments.

Speculation about ABN AMRO’s future began in February, when the UK hedge fund TCI, the holder of around 2.5 per cent of ABN AMRO shares, cited dissatisfaction with the underlying ABN AMRO share price growth. It requested that shareholders be allowed to vote on five proposals. Three of its five resolutions were passed at the General Meeting of Shareholders on 26 April.

Just days before, on 23 April, ABN AMRO announced that agreement had been reached with Barclays on a proposed merger of the two banks. The transaction, which valued ABN AMRO at EUR 67 billion on the day the merger was announced, would create one of the world’s largest financial services groups. On the same day, we announced we would sell our US subsidiary LaSalle Bank to Bank of America for USD 21 billion.

Some shareholders felt the LaSalle sale would deter other bidders – such as a consortium of Royal Bank of Scotland, Santander and Fortis – from making a higher offer for LaSalle and the ABN AMRO Group. Although a 14-day ‘go shop’ period was included in the terms of the LaSalle sale to give other parties a chance to bid, the Dutch Investors’ Association (Vereniging van Effectenbezitters / VEB) regarded this period as too short to allow other parties to prepare an alternative offer. VEB saw the sale of LaSalle as a poison pill and consequently decided to initiate legal proceedings with the Enterprise Section of the Amsterdam Court of Appeal.

The Enterprise Section ruled on 3 May that although the sale of LaSalle was not intended to act as a poison pill, it could not go ahead without shareholder approval. ABN AMRO announced on 9 May that it would be appealing this decision with the Dutch Supreme Court, in the interests of both the company and its shareholders, and as a requirement of the terms of the contract with Bank of America. This appeal has since been lodged.

On 5 May, the Royal Bank of Scotland-led consortium offered USD 24.5 billion for LaSalle. This bid was conditional, however, on the consortium being able to acquire the entire ABN AMRO Group for EUR 72 billion. Although this bid is higher in nominal terms, ABN AMRO rejected it as being inferior to the Bank of America offer because of each of the two transactions (i.e. the bid for LaSalle and the bid for ABN AMRO as a whole) being wholly conditional on the other, the uncertainty about how the consortium will finance the purchase of ABN AMRO as a whole and a number of other conditions linked to that bid.

On 10 May ABN AMRO’s Chief Financial Officer Hugh Scott-Barrett announced his resignation with effect from 1 August 2007, having decided not to accept a position in the new entity that would be created by a merger with Barclays. Managing Board member Huibert Boumeester will succeed him as Chief Financial Officer.

We intend to announce the date of the Extraordinary General Meeting of Shareholders, at which the various alternatives available at that time will be considered, once we know when judgement in the appeal is given and the consortium has provided clarification on its intentions.

As yet the outcome of the process is unknown, but I will endeavour to keep you as fully informed on further developments as possible. Our website, www.abnamro.com, is also regularly updated with the latest press releases and announcements.

Kind regards,

Richard Bruens
Executive Vice President
Head of Investor Relations